UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005.

Commission File Number: 001-31221

Total number of pages: 7

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation of Report of the 14th Ordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: June 21, 2005	By:	/S/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

June 21, 2005

To Shareholders

NTT DoCoMo, Inc.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo

Masao Nakamura

President and CEO

REPORT OF THE 14TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We wish to inform you regarding the outcome of our 14th Ordinary General Meeting of Shareholders held on the date hereof.

Matters reported:

1.	Report on the Business Report and Statement of Income for the 14th Fiscal Year (from April 1, 2004 to March 31, 2005) and Balance Sheet as of March 31, 2005.

2.	Report on results of audit of Consolidated Financial Statements by Registered Public Accountants and Board of Corporate Auditors

The substance of the foregoing financial statements was reported at this meeting.

Matters resolved:

Item 1:	Approval of Proposed Appropriation of Retained Earnings for the 14th Fiscal Year.

The proposed appropriation of retained earnings was approved at this meeting, and it was decided to distribute a year-end cash dividend of 1,000 yen per share. Accordingly, the amount of the aggregated annual dividends for this fiscal year is 2,000 yen per share.

Item 2:	Repurchase of Shares

The proposed repurchase of shares was approved at this meeting, and it was decided to allow the Company to repurchase up to 2.2 million shares of common stock, up to an aggregate price of 400 billion yen, during the term between the close of the 14th Ordinary General Meeting of Shareholders and the close of the 15th Ordinary General Meeting of Shareholders.

Item 3:	Partial Amendment to the Articles of Incorporation

The proposed partial amendment to the Articles of Incorporation was approved at this meeting. The provisions amended are in the table below:

(Provisions amended are underlined.)

Before amendment	After amendment
(Purposes) Article 2. The purpose of the Company shall be to engage in the following businesses 1-11 (omitted)	(Purposes) Article 2. The purpose of the Company shall be to engage in the following businesses 1-11 (Same as present)
(newly created) (newly created) 12-17 (omitted)

12 Credit card business

13 Issuance, sales and administration of electronic money and other electronic value information (that can be used to purchase, use or exchange commodities, information or services).

14-19 (Same as present)

Article 3. (omitted)	Article 3. (Same as present)

(Method of Public Notice)	(Method of Public Notice)
Article 4. Public notices of the Company shall be given in the Nihon Keizai Shimbun	Article 4. Public notices of the Company shall be given by electronic means. However, in the event that electronic public notices cannot be provided due to accidents or other unavoidable circumstances, public notices shall be given in the Nihon Keizai Shimbun.

(Total number of shares to be issued)

Article 5. The total number of shares authorized to be issued by the Company shall be one hundred and ninety-one million and five hundred thousand (191,500,000) shares.

Articles 6 to 14 (omitted)

(Total number of shares to be issued)

Article 5. The total number of shares authorized to be issued by the Company shall be one hundred and ninety million and twenty thousand (190,020,000) shares.

Articles 6-14 (Same as present)

(Number of Directors)	(Number of Directors)
Article 15. The Company shall have not more than forty-three (43) Directors.	Article 15. The Company shall have not more than fifteen (15) Directors.

Item 4:	Election of 3 Directors

As proposed, the election and appointment of three Directors, Mr. Kenji Ohta, Mr. Noriaki Ito, and Mr. Sakuo Sakamoto was approved.

Item 5:	Election of 1 Corporate Auditor

As proposed, Mr. Kazuo Yamanaka was elected and appointed as a Corporate Auditor.

Item 6:	Award of Retirement Benefits Payments to Retiring Directors and a Corporate Auditor

As proposed, the award of retirement benefits within a reasonable range to 15 persons, retiring Directors Mr. Kei-ichi Enoki, Mr. Yasuhiro Kadowaki, Mr. Shunichi Tamari, Mr. Hideki Niimi, Mr. Yojiro Inoue, Mr. Bunya Kumagai, Mr. Seiji Tanaka, Mr. Hiroaki Nishioka, Mr. Fumio Nakanishi, Mr. Akio Ooshima, Mr. Masatoshi Suzuki, Mr. Fumio Iwasaki, Mr. Tsuyoshi Nishiyama, Mr. Keiji Tachikawa, and retiring Corporate Auditor Mr. Satoshi Fujita, was approved. The amount of the retirement benefits will be determined in accordance with the prescribed standards of the Company. The determination of, among other things, amount, payment dates, and methods, was entrusted to the Board of Directors with regard to the retiring Directors and to the Board of Corporate Auditors with regard to the retiring Corporate Auditor.

Retirement benefits payments to the nine Directors, Mr. Hideki Niimi, Mr. Yojiro Inoue, Mr. Seiji Tanaka, Mr. Hiroaki Nishioka, Mr. Fumio Nakanishi, Mr. Akio Ooshima, Mr. Masatoshi Suzuki, Mr. Fumio Iwasaki, and Mr. Tsuyoshi Nishiyama, who were newly appointed as corporate officers at the meeting of Board of Directors held after the close of the 14th Ordinary General Meeting of Shareholders, will be awarded after the expiration of their terms of office as corporate officers.

Item 7:	Amendment to Compensation of Directors

As proposed, it was approved to revise the aggregate amount of compensation payable to members of the Board of Directors from previously 50 million yen per month to 30 million yen per month.

Re: Payment of Dividends for the 14th Fiscal Year

1.	Shareholders who have requested dividend payment via bank transfer: please confirm that the documents titled “Dividend statement for the 14th Fiscal Year” and “Confirmation of bank account to wire transfer dividends” are enclosed herewith.

2.	Shareholders who have requested other methods of payment: a postal transfer payment notice is enclosed herewith. Please bring the payment notice to a post office in a timely manner to receive your dividends.

To ensure safe and secure payment of dividends, the Company recommends shareholders designate a bank account to which dividends will be paid by wire transfer. Please complete the necessary procedures by filling in the format titled “Designated bank account to wire transfer dividends” enclosed herewith.